EXHIBIT 99.1

Centerra Gold Provides Notice of Third Quarter 2023 Results and Conference Call

TORONTO, Oct. 10, 2023 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or “the Company”) (TSX: CG) (NYSE: CGAU) will release its third quarter 2023 operating and financial results after the market closes on Tuesday, October 31, 2023. The Company will host a conference call and webcast to discuss the results on Wednesday, November 1, 2023, at 9:00 a.m. Eastern Time.

Participants can access the call by dialing 1-800-319-4610 or 604-638-5340. The conference call will also be webcast live at: https://services.choruscall.ca/links/centerragold2023q3.html.

After the call, an audio recording will be made available via telephone until 12:00 a.m. Eastern Time on Friday, December 1, 2023. The recording can be accessed by dialing 412-317-0088 or 1-855-669-9658 and using the passcode 0473. In addition, the webcast will be archived on Centerra’s website at: www.centerragold.com/investor/events-presentations.

About Centerra
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the TSX under the symbol CG and on the NYSE under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.wilkinson@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
Shae.frosst@centerragold.com

Additional information on Centerra Gold is available on the Company’s website at www.centerragold.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.